Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 22, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11821
Dividend Growers and Tax-Advantaged Income Portfolio, Series 42
(the “Trust”)
CIK No. 2034447 File No. 333-282281

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please consider pointing investors to the Trust's Schedule of Investments to see the percentage breakdown of the portfolio construction between the investments in ETFs and common stocks (e.g., stating the percentage breakdown is available in the Trust's Schedule of Investments).

Response:In accordance with the Staff’s comment, the following disclosure has been added as a new third paragraph in the Portfolio Selection Process:

See the “Schedule of Investments” for a percentage breakdown of the Trust’s portfolio.

Risk Factors

2.If the Trust will have material exposure to the municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdiction experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon